FOR  IMMEDIATE  RELEASE



                 ITRON SETS CONVERSION PRICE FOR EXCHANGE OFFER

   SPOKANE, WA--March 10, 1999--Itron, Inc. (NASDAQ:ITRI), in connection with its previously announced offer to exchange up to $15,840,000 principal amount of its 6 3/4% Convertible Subordinated Notes due 2004 ("Exchange Notes"), for up to $22,000,000 principal amount of its 6 3/4% Convertible Subordinated Notes due 2004 ("Original Notes"), announced today that the conversion price for the offer has been set at $9.65. The conversion price was calculated based on a 27.5% premium above the average closing price of the stock for March 4, 1999 through March 10, 1999. The exchange offer will expire on March 12, 1999, unless extended, and is being made to all holders of Original Notes.

   This announcement constitutes neither an offer to sell nor a solicitation of an offer to buy the Exchange Notes or Original Notes, which are the subject of the exchange offer. Offers are made only through the Offering Circular and accompanying materials, which set forth the terms and conditions of the exchange offer and instructions for tendering Original Notes. For questions with respect to the exchange offer or to receive a copy of the Offering Circular, please call 800-635-5461, ext. 3440.

   Itron, Inc., a leading provider to the utility industry of data acquisition and wireless communications solutions for collecting, communicating, and analyzing electric, gas and water usage, serves over 1,500 customers in more than 45 countries around the world. The Company is headquartered in Spokane, Washington, and has engineering, design, and manufacturing facilities in several US locations and subsidiaries in the United Kingdom, France, and Australia. Itron employs approximately 1,200 people worldwide.

             When   used  in  this   discussion,   the   words   "expects,"
     "anticipates,"  and  similar  expressions  are  intended  to  identify forward-looking statements that involve risks and uncertainties. Potential risks and uncertainties include the ability to close the debt exchange offer for the terms indicated. Further information on factors which could affect the Company's financial results are described in the Company's latest Annual Report, Form 10-K, Form 10-Q, and 8-K filed with the Securities and Exchange Commission.


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